March 20, 2007 Vanessa Robertson Office of Small Business U.S. Securities & Exchange Commission Mail Stop 0304 Washington, D.C. 20549

RE:	Benda Pharmaceutical, Inc. (f/k/a Applied Spectrum Technologies, Inc.) Item 4.01 Form 8-K Filed January 11, 2007 File No. 000-16397

Dear Ms. Robertson:

We represent Benda Pharmaceutical, Inc. (f/k/a Applied Spectrum Technologies, Inc.) (“Benda” or the “Company”). We are in receipt of your letter dated January 11, 2007 and the following sets forth the Company’s responses to same:

Item 4.01(a)

1.	Please revise paragraph (a)(ii) to clarify that Rotenberg & Co. LLP did not issue any reports during the two most recent fiscal years or any later interim period.

ANSWER: Paragraph (a)(ii) has been revised to clarify that Rotenberg & Co. LLP did not issue any reports during the two most recent fiscal years or any later interim period.

2.
In addition, please revise paragraph (a)(iv) to state whether during the registrant’s two most recent fiscal years and any subsequent interim period preceding such resignation there were any disagreements with the former accountant. You should specify the “subsequent interim period” and the “interim period through January 9, 2007.”

ANSWER: Paragraph (a)(iv) has been revised to state that the during the registrant’s two most recent fiscal years and any subsequent interim period preceding such resignation there were no disagreements with the former accountant. “Subsequent interim period” has been defined to include the interim period through January 9, 2007.

3.
To the extent that you make changes to the Form 8k to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

ANSWER: An updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in the Company’s revised Form 8-K has been filed with the amended 8K.

Please note that the Company is aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Richard I. Anslow
RICHARD I. ANSLOW